_____________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________________________

For the fiscal year ended December 31, 2010

Commission File Number 001-31303

BLACK HILLS CORPORATION
RETIREMENT SAVINGS PLAN

BLACK HILLS CORPORATION
625 NINTH STREET
PO BOX 1400
RAPID CITY, SOUTH DAKOTA 57709

______________________________________________________________________

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (held at end of year)	12

EXHIBIT INDEX	13

SIGNATURE	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Black Hills Corporation Retirement Savings Plan
Rapid City, South Dakota

We have audited the accompanying statements of net assets available for benefits of Black Hills Corporation Retirement Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 24, 2011

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2010 and 2009

	2010	2009

ASSETS:
Cash	$—	$5,336
Participant-directed investments – at fair value	146,704,262	117,493,112
Receivables:
Employer contribution	2,145,628	55,419
Participant loans	3,749,082	3,015,992
Dividends	26,572	18,738

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	152,625,544	120,588,597

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT	(353,286)	(89,598)

NET ASSETS AVAILABLE FOR BENEFITS	$152,272,258	$120,498,999

See notes to financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For The Years Ended December 31, 2010 and 2009

	2010	2009

NET ASSETS AVAILABLE FOR BENEFITS -
Beginning of year	$120,498,999	$48,912,328

CHANGES IN NET ASSETS ATTRIBUTABLE TO:
Participant contributions	12,053,297	6,281,440
Participant rollovers	915,097	242,754
Employer contributions	10,012,107	2,798,565
Interest and dividends	3,389,786	2,470,493
Net appreciation in fair value of investments	13,403,755	8,653,381
Administrative expenses	(20,550)	(11,619)
Distributions to participants	(7,997,959)	(3,695,130)
Transfers to Plan	17,726	54,846,787

NET INCREASE	31,773,259	71,586,671

NET ASSETS AVAILABLE FOR BENEFITS – End of year	$152,272,258	$120,498,999

See notes to financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
As of and For The Years Ended December 31, 2010 and 2009

1.	DESCRIPTION OF THE PLAN

The following is not a comprehensive description of the Black Hills Corporation Retirement Savings Plan (the "Plan") and, therefore, does not include all situations and limitations covered by the Plan. Readers should refer to the Plan and related documents for more complete information.

General — The Plan is a defined contribution plan for eligible employees of Black Hills Corporation and certain subsidiary companies (the "Company"). The eligible employees may have a percentage of their compensation withheld and contributed to the Plan, subject to limitations, as defined. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (ERISA) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (the "Code").

Plan Administration — Charles Schwab Trust Company serves as custodian and record keeper. The Plan is administered by the Black Hills Corporation Benefits Committee (the "Committee"). The Committee is the trustee of the Plan.

Eligibility and Vesting — Employees meeting certain criteria, as defined, are eligible to participate in the Plan on the first day of employment. The Plan provides for automatic enrollment of participants in the Plan. The participant must make an election to formally opt out of participation in the Plan. Participants are automatically enrolled at 6%.

Participants are immediately vested in the value of their pre-tax and after tax salary reduction contributions. Participants for all Company subsidiaries except certain Cheyenne Light, Fuel and Power vest 20% per year in employer contributions until reaching five years of service. At that time, these participants are 100% vested in employer matching contributions. Certain Cheyenne Light, Fuel and Power participants are immediately vested in employer matching contributions. Participants also become fully vested in employer matching contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Contributions — The maximum percentage of eligible compensation an employee could contribute to the Plan was 50%, with an annual maximum contribution of $16,500 for 2010 and 50% with an annual maximum contribution of $16,500 for 2009, as provided by the Code. There is no limit to how often participants may change their contribution percentages. Amounts contributed are invested at the discretion of plan participants in any of the 19 investment options offered by the Plan or individual investments as directed by the participant. The Plan also allows catch-up contributions in accordance with Internal Revenue Service (IRS) guidelines. The Plan provides for Company matching contributions and Company Retirement Contributions for certain eligible participants.

Rollover Contributions — The Plan received $915,097 and $242,754 in rollover transfers from other qualified plans in 2010 and 2009, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's contributions, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Participants direct the investment of their contribution into various investment options offered by the Plan.

Participant Loans — The Plan contains a loan provision that allows participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance at an interest rate of 1% over the prime interest rate and to repay the loan through payroll deductions, with a maximum repayment period of five years for general loans and fifteen years for residential loans. During 2010 and 2009, interest rates on outstanding participant loans ranged from 4.25% to 10.50%. Loans are prohibited for terminated employees.

Distributions to Participants — Employee account balances are distributable upon retirement, disability, hardship, termination from the Company, or death. Upon the occurrence of one of these events, a participant (or the participant's beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or as installment payments.

Forfeited Accounts — Forfeitures from participants who have terminated from the Plan prior to attaining 100% vesting rights are used to reduce the Company's annual matching contributions. During 2010 and 2009, forfeitures of $154,916 and $121,004, respectively, were used to reduce the Company's contribution.

Amendments and Merger — In October of 2009, the Company approved an amendment to merge the Cheyenne Light, Fuel and Power Company Retirement Savings Plan ("CLFP Plan") and the Black Hills Utility Holdings, Inc. Retirement Savings Plan ("BHUH Plan") into the Plan. All Participants rights, provisions and investment options in the CLFP Plan and the BHUH Plan were maintained in the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition — Investments of the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at the closing market prices reported on the active market in which the individual securities are traded. The units of the common collective investment trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying assets as traded on an exchange and active markets. Money market funds are valued including estimates for accrued interest and dividend income. The trading price and liquidity of money market funds are also monitored as additional support for determining the fair value of those instruments.

The stable value fund (the "Fund") is a collective trust fund sponsored by Charles Schwab Trust Company. The beneficial interest of each participant is represented by units. The net asset value for each unit class of the Fund is calculated daily by dividing the net assets applicable to each unit class by the respective number of units outstanding for that class. Deposits to and withdrawals from the Fund may be made daily at the current net asset value per unit.

Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their beginning-of-year market value. Unrealized appreciation or depreciation of the investments represents changes in the market value of investments in the current year.

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009

Common stock	$1,221,665	$294,116
Mutual funds	11,870,840	8,082,755
Common collective investment trusts	311,250	276,510

Total	$13,403,755	$8,653,381

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

In accordance with ASC 962-325, Plan Accounting - Defined Contribution Plans for Investments - Other, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. Fair value of the contract was calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Plan Expenses — Administrative expenses of approximately $383,258 and $292,831 were paid by the Company in 2010 and 2009, respectively. Administrative expenses for loan fees are paid by the individual plan participant and are reflected in the Statement of Changes in Net Assets Available for Benefits within Administrative expenses.

Use of Estimates — The preparation of financial statements, and accompanying notes and schedule, in accordance with accounting principles generally accepted in the United States of America (GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

New Accounting Standards Adopted

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU No. 2010-25), which amends ASC 962-325-35-1. ASC No. 2010-25 requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU No. 2010-25 should be applied retrospectively to all prior periods presented and is effective for fiscal years ending after December 15, 2010. Accordingly, participant loans as of December 31, 2009 have been re-classed to participant loans receivable.

3.    FAIR VALUE MEASURES

Accounting standards for compensation-retirement benefits provide a single definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and also require disclosures and establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Plan is able to classify fair value balances based on the observability of inputs. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 — Unadjusted quoted prices available in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 — Pricing inputs include quoted prices for identical or similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources.

As required by accounting standards for fair value disclosure, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect its placement within the fair value hierarchy levels. The following tables set forth, by level within the fair value hierarchy, the assets that were accounted for at fair value on a recurring basis as of December 31, 2010 and 2009:

	December 31, 2010
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total

Mutual funds - Target/Life Cycle/Allocation	$68,099,645	$—	$—	$68,099,645
Mutual funds - Mid Company Equity	29,030,860	—	—	29,030,860
Mutual funds - Global Equity	10,124,118	—	—	10,124,118
Mutual funds - Fixed Income	10,519,039	—	—	10,519,039
Mutual funds - Speciality	1,766,600	—	—	1,766,600

Common stock	10,280,730	—	—	10,280,730
Money market	—	207	—	207
Common collective investment trusts- Stable Value	—	14,046,531	—	14,046,531
Self-directed money market	—	620,763	—	620,763
Self-directed mutual funds	1,326,241	—	—	1,326,241
Self-directed common stock	784,625	—	—	784,625
Self-directed investment trust	—	104,903	—	104,903

Total investments measured at fair value	$131,931,858	$14,772,404	$—	$146,704,262

	December 31, 2009
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total

Mutual funds - Target/Life Cycle	$53,628,288	$—	$—	$53,628,288
Mutual funds - Mid Company Equity	22,463,315	—	—	22,463,315
Mutual funds - Global Equity	8,031,381	—	—	8,031,381
Mutual funds - Fixed Income	7,573,177	—	—	7,573,177
Mutual funds - Speciality	1,171,724	—	—	1,171,724

Common stock	9,495,219	—	—	9,495,219
Money market	—	322	—	322
Common collective investment trusts - Stable Value	—	13,074,748	—	13,074,748
Self-directed money market	—	364,831	—	364,831
Self-directed mutual funds	875,928	—	—	875,928
Self-directed common stock	507,351	—	—	507,351
Self-directed investment trust	—	306,828	—	306,828

Total investments measured at fair value	$103,746,383	$13,746,729	$—	$117,493,112

4.    INVESTMENTS

The investment options of the Plan at December 31, 2010, included a Charles Schwab Stable Value Fund, Vanguard mutual funds, common stock of the Company, and other investments as self-directed by participants. Units (shares) of the various investment funds are valued daily at net asset value (which equals market value). The investment options are participant-directed and participants may change their investment elections daily.

The investments that represent 5% or more of the Plan's net assets as of December 31 consist of the following:

	2010	2009

Schwab Stable Value Fund (at contract value)	$13,693,245	$12,985,150
Vanguard Extended Market Index Fund	$11,020,942	$7,973,309
Vanguard Institutional Index Fund	$18,009,918	$14,490,006
Vanguard Total Bond Market Index Fund	$7,442,518	$—
Vanguard Target Retirement 2015 Fund	$14,912,806	$12,376,405
Vanguard Target Retirement 2020 Fund	$13,883,220	$11,221,376
Vanguard Target Retirement 2025 Fund	$12,995,345	$10,359,992
Vanguard Target Retirement 2030 Fund	$8,274,712	$6,143,690
Vanguard Total International Stock Index Fund	$10,124,118	$8,031,381
Black Hills Corporation common stock	$10,280,730	$9,495,219

5.    PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right to amend or terminate the Plan at any time. Upon termination of the Plan, participants become 100% vested and all assets will be distributed among the participants in accordance with Plan provisions.

6.    TAX STATUS

The Plan received a favorable IRS determination letter on July 8, 2010. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes have been included in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7.    PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Charles Schwab funds and Black Hills Corporation common stock. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2010 and 2009, the Plan held 342,691 and 356,561 shares, respectively, of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $9,416,305 and $9,810,473, respectively. The market value of these shares totaled $10,280,730 and $9,495,219 at December 31, 2010 and 2009, respectively. During the years ended December 31, 2010 and 2009, the Plan recorded dividend income from this investment of $490,472 and$412,477, respectively.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2010	2009

Net assets available for benefits per the financial statements	$152,272,258	$120,498,999

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	353,286	89,598

Net assets available for benefits per the Form 5500	$152,625,544	$120,588,597

For the year ended December 31, the following is a reconciliation of net investment income (loss) per the financial statements to the Form 5500:

	2010	2009

Total net investment income per the financial statements	$16,793,541	$11,123,874

Change in investment income for fair value of fully benefit-responsive investment contracts	263,688	525,166

Total income on investments per the Form 5500	$17,057,229	$11,649,040

9.    SUBSEQUENT EVENT

In September of 2010, the bargaining unit employees of Black Hills Power approved a partial freeze to the defined benefit pension plan. Effective January 1, 2011 Black Hills Power bargaining unit employees will be eligible for a matching contribution of 100% of the employees' annual contribution up to a maximum of 6% of eligible compensation. Certain eligible participants are eligible for an age and service based additional contribution.
******

SUPPLEMENTAL SCHEDULE

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN
(EIN: 46-0458824) (Plan No. 003)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (held at end of year)
As of December 31, 2010

Description	Cost**	Current Value
MONEY MARKET FUND:
Schwab U.S. Treasury Money Fund*		$207

COLLECTIVE TRUST:
Schwab Stable Value Fund*		14,046,531

MUTUAL FUNDS:
Vanguard Extended Market Index Fund		11,020,942
Vanguard Inflation-Protected Securities Fund		3,076,521
Vanguard Institutional Index Fund		18,009,918
Vanguard REIT Index Fund		1,766,600
Vanguard Total Bond Market Index Fund		7,442,518
Vanguard Total International Stock Index		10,124,118
Vanguard Target Retirement Income Fund		1,116,565
Vanguard Target Retirement 2010 Fund		3,958,427
Vanguard Target Retirement 2015 Fund		14,912,806
Vanguard Target Retirement 2020 Fund		13,883,220
Vanguard Target Retirement 2025 Fund		12,995,345
Vanguard Target Retirement 2030 Fund		8,274,712
Vanguard Target Retirement 2035 Fund		5,019,382
Vanguard Target Retirement 2040 Fund		3,605,672
Vanguard Target Retirement 2045 Fund		2,989,763
Vanguard Target Retirement 2050 Fund		1,343,753

Total mutual funds		119,540,262

COMMON STOCK - Black Hills Corporation*		10,280,730

SELF-DIRECTED ACCOUNTS		2,836,532

PARTICIPANT LOANS, WITH INTEREST RATES RANGING FROM 4.25% - 10.25% - Maturity dates extending through August 29, 2025		3,749,082

		$150,453,344
________________________
*    Denotes party-in-interest
**    Cost is not required for participant-directed accounts.

EXHIBIT INDEX

Exhibit Number    Description

23    Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Black Hills Corporation
Retirement Savings Plan

By:    /s/ ANTHONY S. CLEBERG
Anthony S. Cleberg
Executive Vice President and
Chief Financial Officer

Date: June 24, 2011